April 7, 2011

VIA FACSIMILE (703-813-6968) AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Attention: Pamela A. Long and Jessica Kane

Re:	Standard Pacific Corp.
Registration Statement on Form S-3
File No. 333-170469

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on Friday, April 8, 2011, or as soon thereafter as practicable. By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act. In this regard, the undersigned acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STANDARD PACIFIC CORP.

/s/ John P. Babel
John P. Babel
Senior Vice President, General
Counsel and Secretary